Exhibit 99.1

21 December 2016

Motif Bio plc

(“Motif Bio” or the “Company”)

Result of GM

Motif Bio plc (AIM: MTFB) the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that all resolutions put to shareholders at the Company’s General Meeting held earlier today were duly passed.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Zeus Capital Limited (NOMAD & BROKER)	+44 (0)20 3829 5000
Phil Walker/Giles Balleny
Dominic Wilson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel